February 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY AMERIGAS PARTNERS, L.P.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AmeriGas Partners, L.P. Form 10-K for the Fiscal Year Ended September 30, 2013 Filed November 29, 2013 File No. 1-13692

Dear Mr. Thompson:

This letter is submitted by AmeriGas Partners, L.P. (the “Company” or the “Partnership”) in response to your letter dated January 29, 2014, relating to the above referenced filing by the Company. Set forth below in italics are the comments contained in the staff’s letter, together with the Company’s responses.

This submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the U.S. Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Notes to Consolidated Financial Statements, page F-10

Note 2 – Significant Accounting Policies, page F-11

Revenue Recognition, page F-12

1.

We note you identified an error in accounting for certain customer credits and that you corrected the error in the current period. Please tell us the nature of the customer credits, the effects of the error on prior reported periods, how you determined the effects were not material to current and prior periods and how

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 1 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

you applied the restatement guidance when accounting for the correction of an error. In addition, please provide your materiality assessment. Please refer to ASC 250-10-45 and ASC 250-10-S99.

Response:

Nature of the Customer Credits:

The Partnership operates in a highly competitive industry and has had a long-standing business practice of granting credits for prior-period sales to customers to retain them if they are at a risk of loss. During the preparation of the Partnership’s financial statements for the three months ended March 31, 2013, the Partnership identified an error in its accounting for these customer credits. Through December 31, 2012, the Partnership had been recording these credits as a reduction of revenue when they were provided to the customers rather than reducing revenues for credits expected to be issued when the related revenues were initially recorded. The Partnership determined that it had been accounting for the customer credits incorrectly for at least the prior five full fiscal years. Because these credits had not been accounted for correctly during that period, they were considered errors and unrecorded misstatements through the first quarter of Fiscal 2013.

Materiality Assessment:

To evaluate the materiality of the error in accounting for customer credits at the time of our preparation of the financial statements for the quarter ended March 31, 2013, we considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). We also considered additional guidance regarding materiality in Statements of Financial Accounting Concepts - Concept 2: “Qualitative Characteristics of Accounting Information” and U.S. Auditing Standards “Reports on Audited Financial Statements.”

In accordance with the guidance referenced above, we considered both quantitative and qualitative factors in our assessment of materiality.

The assessment that we performed with respect to the error in accounting for credit memos, which assessment included the effects of other errors identified and corrected during the three months ended March 31, 2013, is described in the materiality assessment memorandum (the “Materiality Assessment Memo”) along with associated exhibits included as Exhibit A to this comment letter response. The quantitative factors we considered included the impact of the correction of the errors on net income and earnings before interest, income taxes, depreciation and amortization (“EBITDA”) as well as the impact on balance sheet line items. Qualitative factors considered in our analysis included the effects on period-over-period trends of net income and EBITDA; the effects of period-over-period changes in the direction of net income and

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 2 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

EBITDA; the impacts of the errors on executive compensation; and the impacts of the adjustments on loan covenants. In evaluating the impact of the errors and the correction of the errors on quarterly reporting periods, our materiality assessment took into consideration the effects of seasonal weather patterns.

Use of EBITDA in Materiality Assessment:

As previously mentioned, in performing our materiality assessment in accordance with the guidance noted above, we considered the impact of the errors and the corrections of the errors on the non-GAAP financial measure EBITDA. Investors in Master Limited Partnerships (“MLPs”) like the Partnership invest primarily for the purpose of receiving a steady cash yield from their investment. MLPs are typically structured to pay out all of their distributable cash on a quarterly basis. This quarterly cash distribution and its associated yield (with respect to alternative cash yield investments) are the most significant factors related to the value to the unitholder and the market price of the common units. Although the amount of available cash for distribution may change from year to year primarily as a result of the effects of weather, quarterly distributions are not adjusted to reflect these changes in cash flow. The investor is primarily interested in the ability of the MLP to continue to pay steady cash distributions over time and EBITDA has become an important financial metric that is used to measure an MLP’s ability to pay distributions.

Application of Restatement Guidance:

To determine the appropriateness of our method of correcting the error in accounting for customer credits, we referred to the guidance in SAB 108. SAB 108 provides guidance on the consideration of the effects of prior-period misstatements in quantifying current-period misstatements (for the purpose of a quantitative materiality assessment). In accordance with such guidance, we evaluated the materiality of the errors identified during the three months ended March 31, 2013 using both the “iron curtain” and “rollover” methods. SAB 108 states that, if, under the iron curtain method, the cumulative correction of an error in the current period has a material effect on the current-period financial statements (considering all relevant quantitative and qualitative factors), the prior-period financial statements should be corrected, even though such revision previously was, and continues to be, immaterial to those prior-period financial statements under the rollover method. The SAB 108 analysis of the impact of correcting the error in accounting in the current period must be conducted after an analysis of the impact of the error on the prior periods affected to determine whether such prior-period financial statements were materially misstated.

In accordance with the guidance in SAB 108, we evaluated the impact of the error in accounting for customer credits and other errors on prior periods using the rollover method and determined that the effects were not material to any prior-period financial statement. We also evaluated the impact of correcting the error in accounting for customer credits and the other errors using the iron curtain method and determined that it was appropriate to correct the errors during the three

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 3 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

months ended March 31, 2013. Our Materiality Assessment Memo and related exhibits describing our materiality assessment in greater detail are included as Exhibit A to this comment letter response.

Net Income (Loss) Per Unit, page F-14

2.	Please tell us your consideration of including a reconciliation of the numerator used in your calculation of net income per unit. Please refer to ASC 260-10-50.

Response: The Partnership notes that the only items required to reconcile net income attributable to AmeriGas Partners, L.P. as reflected on the Partnership’s consolidated statement of operations (or $221,222,000 for fiscal 2013) to the income used in the calculation of income per limited partner unit (or $198,583,000 for fiscal 2013) are (1) the General Partner’s interest in net income attributable to AmeriGas Partners, L.P. (or $199,724 for fiscal 2013, which is shown on the face of the consolidated statement of operations), and (2) the theoretical distributions to the General Partner when incentive distribution rights are present, in accordance with the two-class method. The Partnership currently discloses in Note 2 to the Consolidated Financial Statements under the caption “Net Income (Loss) Per Unit” the effects on income (loss) per limited partner unit from the application of the two-class method (in the paragraph below the table) and the dollar amount of the numerator used in the calculation (in the table itself). Although we believe that the financial statements include the relevant information needed for a reader to understand how we determined the numerator used in the calculation of net income per unit, in future filings the Partnership will provide a reconciliation of the numerator used in the calculation of income (loss) per limited partner unit in the notes to the financial statements.

Note 6 – Debt F-18

3.	We note that the 6.75% Notes and the 7% Notes are fully and unconditionally guaranteed on a senior unsecured basis by AmeriGas Partners. Please revise your disclosure to state, if true, that the parent has no independent assets or operations and that any other subsidiaries other than the subsidiary issuer are minor, or provide the condensed consolidating financial information required by Rule 3-10 of Regulation S-X.

Response: The Partnership’s subsidiaries that issued the 6.75% Notes and the 7% Notes (referred to jointly hereafter as the “Notes”) are finance subsidiaries, as defined in Rule 3-10(h)(7) and disclosed in Note 2 of the Partnership’s consolidated financial statements for the fiscal year ended September 30, 2013. Accordingly, Rule 3-10(b) as it relates to finance subsidiaries is the rule applicable to these Notes. We believe that Rule 3-10(b) does not require the parent to disclose that the parent has no independent assets or operations and that any other subsidiaries other than the subsidiary issuer are minor. We also believe that Rule 3-10(b) does not require the condensed consolidating financial information required by Rule 3-10(i).

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 4 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

The Partnership notes that Rule 3-10(b) does permit the omission of financial statements for the finance subsidiary issuers so long as the parent company’s consolidated financial statements are filed for the periods specified by Rule 3-01 and 3-02 and the parent company’s consolidated financial statements disclose in the footnotes (1) that the issuer is a 100%-owned finance subsidiary (see Note 2 on page F-11), (2) that the parent fully and conditionally guaranteed the securities (see Note 6 on page F-18), and (3) the narrative disclosure required by paragraphs (i)(9) and (i)(10) of Rule 3-10 relating to any restrictions on the ability of the parent, subsidiary issuers or guarantors to obtain funds from its subsidiaries (see Note 6 on pages F-19 to F-20).

The language included in the sections referred to above is included in Exhibit B attached hereto. Given the Staff’s comment, the Partnership has decided that, in the future, it will specify in the footnote that discusses the Partnership’s outstanding debt (Note 6 in the Form 10-K for the Fiscal Year Ended September 30, 2013), as well as in the current location in Note 2, that the issuers of the Notes are both finance subsidiaries.

Note 9 – Property, Plant and Equipment, page F-20

4.	Please tell us your consideration of disclosing depreciation expense for each year presented. Please refer to ASC 360-10-50-1a.

Response: ASC 360-10-50-1 states that disclosures shall be made in the financial statements or the notes thereto. The amounts of depreciation expense for each of the fiscal years ended September 30, 2013, 2012 and 2011 are set forth on the face of the Company’s Consolidated Statements of Operations on page F-5 and, accordingly, we do not believe it is necessary to repeat the amounts in Note 9.

Note 12 – Commitments and Contingencies, page F-24

Contingencies, page F-24

5.	We note that you cannot estimate the reasonably possible loss or range of loss related to the environmental matters or the potential impact of the FTC investigation. Given that the Saranac Lake matter has been in existence for more than five years and the settlement of the cylinder investigation in California which appears to be similar to the FTC investigation, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 5 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

Response: The Partnership’s general counsel and the lawyer(s) responsible for handling each lawsuit, environmental matter and regulatory matter or investigation meet with members of the Partnership’s Finance Department (including the Partnership’s controller) and the Partnership’s risk manager and senior risk analyst on a quarterly basis, or more frequently if necessary, to review reserve accruals. At these meetings, the matters are evaluated in terms of potential exposure to liability and analyzed for a range of loss based on a variety of factors, including (a) the nature of the claim, (b) the procedural status of the matter, if applicable, (c) the probability or likelihood of success in prosecuting or defending the claim, based on developments, if any, during the quarter, (d) the specificity, or lack thereof, regarding the claim, (e) the information available with respect to the claim, (f) the opinions or views of outside defense counsel and other advisors, and (g) past experience in similar matters.

In response to the Staff’s questions regarding the Saranac Lake, New York matter specifically, and environmental matters generally, the Partnership’s management has reevaluated the disclosure regarding the environmental matters disclosed in Note 12 – Commitments and Contingencies of the Partnership’s Form 10-K for the Fiscal Year Ended September 30, 2013. With respect to the Saranac Lake, New York environmental matter, management reconsidered a number of factors as part of its reevaluation of its disclosure including, among other things, past experience with manufactured gas plants and the ultimate loss or range of possible loss to remediate the portion of the site (less than one acre) as to which the Partnership could have exposure. With respect to the environmental sites at Claremont, New Hampshire and Chestertown, Maryland, as disclosed in Note 12, although the available environmental information associated with these sites is preliminary in nature, management evaluated the characteristics of these sites, including the relatively small size of these sites (Claremont, New Hampshire and Chestertown, Maryland are approximately 1.03 acres and .59 acres, respectively), the types of operations conducted on each site that may have caused the environmental contamination, the existence of other potentially responsible parties, and past experience with manufactured gas plants, and estimated the probable loss or range of probable loss for these sites.

The Partnership has accrued amounts for the remediation of these sites based upon these estimates, which amounts, individually and in the aggregate, are not material. The Partnership has provided disclosure about these sites because of its inability to predict with certainty the ultimate amount of costs associated with the remediation thereof, given the sizes, locations and complexity of these sites. The Partnership’s management has now concluded, based on its reevaluation of the sites in connection with the Staff’s comment, that it does not believe such ultimate loss, or the upper end of the range of reasonably possible losses at these sites, would exceed amounts recorded by a material amount. As a result, the Partnership will omit the disclosure related to the environmental matters in Saranac Lake, New York, Claremont, New Hampshire and Chestertown, Maryland in future filings.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 6 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

With respect to the investigation by the Federal Trade Commission (“FTC”) that was disclosed in the Partnership’s Form 10-K for the Fiscal Year Ended September 30, 2013, we respectfully submit that, while there are certain similarities in the facts underlying the claims that were made by the consortium of District Attorneys in the California cylinder investigation and those alleged in the FTC investigation, there are several important differences in the claims. [*CONFIDENTIAL TREATMENT*]

[*CONFIDENTIAL TREATMENT*]

With respect to the purported class action regarding Samuel and Brenda Swiger that was filed in 2005, the court in that lawsuit has not certified the class and the Partnership believes it has good defenses to the claims presented. Since the purported class action was filed in 2005, the court has not taken any material action with respect to this particular matter. This purported class action is related to a class action filed in 1998 stemming from a fire at the Swiger residence when propane that leaked from an underground line ignited. In December 2010, the Partnership entered into a settlement agreement with the class in that matter and the court entered a final order, dismissing all claims against the Partnership, in August 2011. We are unable to reasonably estimate the loss or range of loss that is reasonably possible with respect to the 2005 purported class action for various reasons, including (i) uncertainty as to the outcome of the proceedings, (ii) procedural uncertainty, including whether the court will certify the class, (iii) the indeterminate nature of the damages sought, and (iv) the existence of significant factual issues based on allegations in the complaint.

6.	We also note your disclosure in the last paragraph that it is reasonably possible that some of the matters could be resolved unfavorably and result in losses in excess of recorded amounts. Please explain to us how you are able to estimate loss accruals for those matters and why you cannot estimate the possible range of loss in excess of the amounts accrued.

Response:

As the Partnership previously disclosed in its Form 10-K for the Fiscal Year Ended September 30, 2013, the Partnership cannot predict the final results of any of the environmental or other pending claims or legal actions described therein. As noted above, we intend to omit from future filings the disclosures related to the Partnership’s manufactured gas plants in Saranac Lake, New York, Claremont, New Hampshire and Chestertown, Maryland. It is reasonably possible, however, that the FTC and Swiger matters could be resolved unfavorably to the Partnership and result in losses in excess of recorded amounts, if any. Accordingly, in future filings, the language in the last paragraph of the footnote will only apply to those matters and any relevant new matters.

The Partnership stated in its Form 10-K for the Fiscal Year Ended September 30, 2013 that it was unable to estimate a possible range of losses in excess of recorded amounts for all of the

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 7 of 11.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 28, 2014

claims described in the footnote for a variety of reasons, including, but not limited to, (i) the indeterminate nature of the damages sought for such pending claims and legal actions, (ii) the preliminary stages of the pending claims and legal actions, (iii) the uncertainty as to the outcome of the pending proceedings or as to the likelihood of settlement and the outcome of any negotiations with respect thereto, (iv) the unresolved status of any significant procedural or legal issues, and (v) any changes to or uncertainty with respect to applicable laws. Although the Partnership currently believes, after consultation with counsel, that damages or settlements in amounts in excess of recorded amounts, if any, recovered by the plaintiffs in the previously disclosed claims or actions will not have a material adverse effect on the Partnership’s financial position, damages or settlements related to the FTC and Swiger matters could be material to the Partnership’s operating results or cash flows in future periods depending upon whether such damages or settlement amounts are recognized in a quarter in which the Partnership’s net income is low primarily because of the seasonal nature of the Partnership’s business.

In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, or Linda L. Griggs, of Morgan, Lewis & Bockius, LLP, at (202) 739-5245.

Very truly yours,

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Hugh J. Gallagher
	Name:	Hugh J. Gallagher
	Title:	Vice President - Finance and Chief Financial Officer

cc:	Linda L. Griggs

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 8 of 11.

Exhibit A

Memorandum dated May 14, 2013

[*CONFIDENTIAL TREATMENT*]

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 9 of 11.

Exhibit B

Note 2 F-11 “AmeriGas Finance Corp., AP Eagle Finance Corp. and AmeriGas Finance LLC are 100%-owned finance subsidiaries of AmeriGas Partners. Their sole purpose is to serve as issuers or co-obligors for debt securities issued or guaranteed by AmeriGas Partners.”

Note 6 F-18 “The 6.75% Notes and the 7.00% Notes are fully and unconditionally guaranteed on a senior unsecured basis by AmeriGas Partners.”

Note 6 F-19 to top of F-20 “Restrictive Covenants. The AmeriGas Partners Senior Notes restrict the ability of the Partnership and AmeriGas OLP to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the Senior Notes indentures, AmeriGas Partners is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met.

These conditions include:

1. no event of default exists or would exist upon making such distributions and

2. the Partnership’s consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1.

If the ratio in item 2 above is less than or equal to 1.75-to-1, the Partnership may make cash distributions in a total amount not to exceed $75,000 less the total amount of distributions made during the immediately preceding 16 Fiscal quarters. At September 30, 2013, the Partnership was not restricted by the consolidated fixed charge coverage ratio from making cash distributions. See the provisions of the Partnership Agreement relating to distributions of Available Cash in Note 5.

The HOLP Senior Secured Notes contain restrictive covenants including the maintenance of financial covenants and limitations on the disposition of assets, changes in ownership, additional indebtedness, restrictive payments and the creation of liens. The financial covenants require AmeriGas OLP to maintain a ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (as defined) below certain thresholds and to maintain a minimum ratio of Consolidated EBITDA to Consolidated Interest Expense (as defined).

The Credit Agreement restricts the incurrence of additional indebtedness and also restricts certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The Credit Agreement requires that AmeriGas OLP and AmeriGas Partners maintain ratios of total indebtedness to EBITDA, as defined, below certain thresholds. In addition, the Partnership must maintain a minimum ratio of EBITDA to interest expense, as defined and as calculated on a rolling four-quarter basis. Generally, as long as no default exists or would result, AmeriGas OLP is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 10 of 11.

At September 30, 2013, the amount of net assets of the Partnership’s subsidiaries that was restricted from transfer as a result of the amount of Available Cash, computed in accordance with the Partnership Agreement, applicable debt agreements and the partnership agreements of the Partnership’s subsidiaries, totaled approximately $3,300,000.”

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to 17 C.F.R. §200.83 - p. 11 of 11.